SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Oncomed Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68234X102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68234X102

1	NAMES OF REPORTING PERSONS HarbourVest Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,901,106
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,901,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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CUSIP No. 68234X102

1	NAMES OF REPORTING PERSONS Dover VII Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,901,106
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,901,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 68234X102

1	NAMES OF REPORTING PERSONS Dover Street VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,901,106
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,901,106
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 68234X102

1	NAMES OF REPORTING PERSONS Dover VII Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,901,106
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,901,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 68234X102

Item 1.

(a)	Name of Issuer:

Oncomed Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

800 Chesapeake Drive

Redwood City, California 94063

Item 2.

(a)	Name of Person Filing:

HarbourVest Partners, LLC Dover VII Associates LLC Dover VII Associates L.P. Dover Street VII L.P.

Dover Street VII L.P., Dover VII Associates L.P., Dover VII Associates LLC and HarbourVest Partners, LLC have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit 99.2, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each reporting person is One Financial Center, Boston, MA 02111.

(c)	Citizenship:

Reporting entities are all organized and exist under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

(e)	CUSIP Number:

68234X102

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Consists of 1,901,106 shares of common stock owned directly by Dover Street VII, L.P. HarbourVest Partners, LLC (“HarbourVest”) is the Managing Member of Dover VII Associates LLC, which is the General Partner of Dover VII Associates L.P., which is the General Partner of Dover Street VII, L.P. Each of HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. may be deemed to have a beneficial interest in the shares held by Dover Street VII L.P.

Voting and investment power over the securities owned directly by Dover Street VII L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by Dover Street VII L.P.

(b)	Percent of class:

4.92% (based on the Issuer’s aggregate of 38,630,145 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2018.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Dover Street VII L.P. has the sole power to vote or to direct the vote of 1,901,106 shares of common stock.

(ii) Shared power to vote or to direct the vote:

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HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. may be deemed to have shared power to vote or direct the vote of 1,901,106 shares of common stock. Each of HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. disclaim such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

Dover Street VII L.P. has the sole power to dispose or to direct the disposition of 1,901,106 shares of     common stock.

(iv) Shared power to dispose or to direct the disposition:

HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. may be deemed to have shared power to dispose or direct the disposition of 1,901,106 shares of common stock. Each of HarbourVest, Dover VII Associates LLC and Dover VII Associates L.P. disclaim such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

HARBOURVEST PARTNERS, LLC

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER VII ASSOCIATES LLC

By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER VII ASSOCIATES L.P.

By: Dover VII Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER STREET VII L.P.

By: Dover VII Associates L.P., its General Partner
By: Dover VII Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

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AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this Exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEROF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2019.

HARBOURVEST PARTNERS, LLC

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER VII ASSOCIATES LLC

By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER VII ASSOCIATES L.P.

By: Dover VII Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

DOVER STREET VII L.P.

By: Dover VII Associates L.P., its General Partner
By: Dover VII Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member

By:	/s/ Danielle M. Green

Name: Danielle M. Green
Title: Chief Compliance Officer

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